EXHIBIT 99.19

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change August 11, 2011
Item 3	News Release The news releases dated August 11, 2011 were disseminated through Marketwire’s Canadian and U.S. Timely Disclosure, plus United Kingdom, and filed on SEDAR on August 11, 2011.
Item 4
Summary of Material Change

The Company reported that ongoing drilling in the Valley of the Kings Zone continues to intersect high-grade gold mineralization along strike, and visible gold continues to be encountered.  The Company also reported the highlights from the second quarter of 2011 and updates for its Brucejack and Snowfield projects in northern British Columbia.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news releases dated August 11, 2011.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 11th day of August, 2011

August 11, 2011	News Release 11-26

Brucejack Drilling Continues to Intersect High-Grade Gold in Valley of the Kings Zone

Vancouver, British Columbia August 11, 2011; TSX:PVG - Pretium Resources Inc. (“Pretivm”) is pleased to report that ongoing drilling in the Valley of the Kings Zone continues to intersect high-grade gold mineralization along strike, and visible gold continues to be encountered. (See Table 1 for the most recent nine holes from the Valley of the Kings Zone.)

Selected drill highlights include:

•	Hole SU-150 intersected:

o	0.5 meters with uncut grades of 6,670 grams of gold and 3,630 grams of silver per tonne (1.6 feet averaging 194.5 ounces gold and 105.9 ounces of silver per ton), and

o	0.5 meters with uncut grades of 1,640 grams of gold and 423 grams of silver per tonne (1.6 feet averaging 47.8 ounces gold and 12.3 ounces of silver per ton).

•	Hole SU-157 intersected:
o	0.5 meters with uncut grades of 1,200 grams of gold and 686 grams of silver per tonne (1.6 feet averaging 35.0 ounces gold and 20.0 ounces of silver per ton), and
o	0.75 meters with uncut grades of 800 grams of gold and 718 grams of silver per tonne (2.5 feet averaging 23.3 ounces gold and 20.9 ounces of silver per ton).
•	Hole SU-160 intersected 1.5 meters with uncut grades of 383 grams of gold and 217 grams of silver per tonne (4.9 feet averaging 11.2 ounces gold and 6.3 ounces of silver per ton).

Hole SU-157 intersected significant gold mineralization at six different intervals down-hole.  These values ranged from 10.8 grams per tonne gold over 3.0 meters at a down-hole depth of 43.5 meters, to 1,200 grams per tonne gold over 0.5 meters at a down-hole depth of 350.8 meters, to 136.0 grams per tonne gold over 1.5 meters at a down-hole depth of 642.5 meters.

Gold mineralization in the Valley of the Kings Zone has now been defined over a length of 450 meters from the Brucejack Fault to the east, and from surface to depths of 600 meters below surface. The mineralization remains open at depth and to the east.

A drill program of over 70,000 meters is now in progress on several zones of the Brucejack Project. Assay results for completed drilling will be reported as they are received over the course of the season.

Table 1: Selected Brucejack Project Drill Results, August 2011 (Valley of the Kings SU-148 to SU-170)(1,3)

Hole No.	Collar Coords.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
Valley of the Kings Zone
SU-148	6258023N 426481E	-65/180	111.5	114.5	3.0	14.8	40.3

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
				184.0	185.5	1.5	34.9	26.6
				245.5	253.0	7.5	2.7	7.1
SU-150	6257955N 426311E	-65/360		59.04	78.5	19.46	13.6	76.2	2 Au samples cut
			Incl.	59.04	59.54	0.5	1,640.0	423.0	uncut
			Incl.	76.38	76.88	0.5	6,670.0	3,630.0	uncut
				238.19	249.37	11.18	12.2	16.9	1 Au sample cut
			Incl.	244.74	245.37	0.63	329.0	199.0	uncut
				406.5	409.5	3.0	21.5	5.0
SU-155	6258023N 426481E	-45/180		132.0	133.5	1.5	8.1	6.4
				292.8	293.8	1.0	12.3	8.2
				364.5	372.0	7.5	8.8	23.2
			Incl.	370.5	372.0	1.5	36.0	22.1
SU-157	6257793N 426312E	-50/35		43.5	49.5	6.0	37.8	50.4	1 Au sample cut
				43.5	45.02	1.52	206.0	171.0	uncut
				194.5	196.0	1.5	114.5	89.2
				280.02	283.0	2.98	10.8	15.6
				350.84	351.38	0.54	1,200.0	686.0	uncut
				445.28	446.03	0.75	800.0	718.0	uncut
				585.0	627.78	42.78	1.6	18.3
				639.5	645.5	6.0	37.3	50.3
			Incl.	642.5	644	1.5	136.0	156.0
SU-160	6257955N 426311E	-57/360		30.5	45.5	15.0	1.1	5.2
				54.29	54.87	0.58	225.0	206.0	uncut
				152.0	153.5	1.5	8.6	5.4
				224.0	225.5	1.5	383.0	217.0	uncut
SU-163	6257756N 426406E	-50/360		176.5	201.5	25.0	2.0	4.4
			Incl.	176.5	178.0	1.5	18.3	4.4
				291.0	309.0	18.0	2.0	5.5
SU-164	6258023N 426481E	-57/180		204.0	263.0	59.0	1.3	7.1
			Incl.	208.0	221.5	13.5	3.3	9.1
SU-167	6257955N 426311E	-44/360		20.5	48.5	28.0	0.8	7.6
				261.5	290.09	28.59	1.4	51.3
			Incl.	289.59	290.09	0.5	23.2	1,525.0

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
SU-170	6257787N 426595E	-55/360		88.5	91.5	3.0	4.9	354.6
				273.5	412.0	138.5	1.8	15.1
			Incl.	276.5	279.5	3.0	6.7	10.1
			Incl.	366.5	368.0	1.5	67.2	64.1	uncut
				430.0	448.0	18.0	1.6	3.0
(1)	True thickness to be determined.
(2)	Unless otherwise indicated as uncut, all gold assays over 130 g/t were cut to 130 g/t and all silver assays over 2,100 g/t were cut to 2,100 g/t.
(3)
All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 10 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia.  Pretivm is advancing the high-grade, underground gold opportunity at Brucejack and the open pit opportunities at both Brucejack and Snowfield.

For further information, please contact:

Robert  Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)558-1784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Investor Relations Director

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.

August 11, 2011	News Release 11-27

Pretivm Reports Second Quarter 2011 Results

Vancouver, British Columbia (August 11, 2011; TSX:PVG) - Pretium Resources Inc. (“Pretivm”) is pleased to report the following highlights from the second quarter of 2011 and updates for its Brucejack and Snowfield projects in northern British Columbia.

Second Quarter 2011 Highlights:

•	Positive Preliminary Economic Assessment (PEA) on the Brucejack high-grade resource;

•	Increased drill program to include over 70,000 meters, and completed approximately 34,098 meters in 92 holes at July 31;

•	Joint engineering study underway with Seabridge Gold Inc. examining the economics of combining Pretivm’s Snowfield Project and Seabridge’s KSM Project as a single operation; and

•	Working capital of $35.3 million at the end of the quarter, with an additional $15,081,500 of flow-through funds raised subsequent to the end of the quarter.

Brucejack Project

In early June, we reported the results of a 43-101-compliant PEA examining the economics of an underground mining operation at Brucejack using the higher-grade gold and silver resources defined to date (see news release dated June 2, 2011).  The PEA contemplates an average processing rate of 1,500 tonnes/day over a 16 year mine life, an estimated capital cost, including contingencies, of US$281.7 million, and average annual production for the first ten years of 173,200 ounces of gold and 1.12 million ounces of silver.  The Base Case estimated pre-tax Net Present Value (5% discount) is US$662 million, with an internal rate of return of 27.1%, using US$1,100/oz gold and $21/oz silver.  Using spot metals prices at the time of completion of the PEA of $1,536.30/oz gold and US$37.89/oz silver, the estimated pre-tax Net Present Value (5% discount) is US$1.416 billion with an internal rate of return of 48.3%.

A drill program of approximately 70,000 meters commenced in May, with one of the first holes drilled encountering the highest-grading gold intersection to date on the property. Hole SU-115, drilled in the Valley of the Kings Zone, intercepted 0.6 meters with uncut grades of 18,755 grams of gold and 9,312 grams of silver per tonne (see news release dated June 8, 2011).

Subsequent drilling has confirmed the continuity of high-grade gold mineralization in the Valley of the Kings Zone, and drilling has continued to intersect visible gold (see news releases dated July 7, 2011, July 27, 2011 and August 11, 2011).  Drilling at both the Bridge and Gossan Hill zones has encountered high-grade gold as well as significant values over broad widths. Drilling indicates that Gossan Hill has the potential to host several high-grade structures associated with broader envelopes of bulk tonnage mineralization.

At the end of the quarter, a total of 51 drill holes had been completed or were in progress at Brucejack comprising approximately 18,564 meters of drilling, with approximately 34,098 meters in 92 holes completed at July 31.

Snowfield Project

In early May, we announced agreements with Seabridge Gold Inc. (“Seabridge”) to cooperate in advancing our Brucejack and Snowfield Projects and Seabridge’s KSM Project, which together represent the largest undeveloped gold resource in North America. Of note, we have agreed with Seabridge to complete an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation. This study is expected to be completed in the fourth quarter of this year.

Other Developments

Silver Standard Resources Inc. (“Silver Standard”) completed a secondary offering (the “Secondary Offering”) of 11,500,000 units at a price of $10.00 per unit on April 8th.  Each unit consisted of one of our common shares owned by Silver Standard and one-half of one common share purchase warrant of Pretivm, with each whole warrant exercisable for a period of one year to purchase one of our common shares owned by Silver Standard at a price of $12.50.  The warrants expire at 4:00 p.m. (Vancouver time) on April 7, 2012.  We did not receive any of the proceeds from the Secondary Offering and will not receive any of the proceeds from the exercise of the warrants.

At the end of the quarter, we announced a private placement of 1,390,000 flow-through common shares at a price of $10.85 per share for aggregate gross proceeds of $15,081,500. The private placement closed on July 15, 2011.

Pretivm’s working capital as at June 30, 2011 was $35,296,258 and with the $15,081,500 raised subsequent to the end of the quarter there is sufficient working capital to fund our planned exploration programs and administrative overheads through 2012.

Pretivm’s unaudited consolidated financial statements and Management Discussion and Analysis for the three and six months ended June 30, 2011 will be available on SEDAR.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia.  Pretivm is advancing the high-grade, underground gold opportunity at Brucejack and the open pit opportunities at both Brucejack and Snowfield.

For further information, please contact:

Robert Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)566-8782
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Investor Relations Director

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.